RECEIVED
2004 OCT -1 A 10: 52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

File No. 82-34775

September 24, 2004

04045226

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated September 17, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated September 22, 2004 (Attached hereto as Exhibit A-2)

B. Japanese Language Documents

(1) Press release dated September 17, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated September 22, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)

C. Japanese Language Documents
Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ____________
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

PROCESSED
OCT 01 2004
THOMSON FINANCIAL

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Second Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Friday, September 17, 2004) --- Shinsei Bank, Limited (the "Bank") announced that at a meeting held today, its Board of Directors approved the second issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Commercial Code at the Annual General Meeting of Shareholders held on June 24, 2004. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	October 1, 2004
2.	Total number of Stock Acquisition Rights to be issued:	161 Stock Acquisition Rights. (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	161,000 Common shares of the Bank.
4.	Issue price of stock options:	Free of charge
5.	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on October 1, 2004
6.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on October 1, 2004
7.	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on October 1, 2004) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.
8.	Number of people to whom Stock Acquisition Rights are offered and their details:	3 employees of the Bank.

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders: May 28, 2004

(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004

(3) Exercise Period of Stock Acquisition Rights: From July 1, 2006 to June 23, 2014

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank's President Appointed as Independent Director of China Construction Bank Corporation

Tokyo (Wednesday, September 22, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today that China Construction Bank Corporation ("CCBC") has appointed Shinsei Bank's Chairman, President and CEO Masamoto Yashiro as an Independent Director to the Board of CCBC, effective September 15, 2004.

Regarding this appointment, Mr. Yashiro commented, "I am honored to be asked to be an Independent Director of the Board of CCBC. The appointment indicates that Shinsei Bank's turnaround is highly regarded around the world. As an Independent Director, I hope to use my experience and knowledge to contribute to CCBC's reform and business development."

Reference: China Construction Bank Corporation ("CCBC")

CCBC was incorporated in September 2004 as a result of the organizational restructuring of what was formerly China Construction Bank ("CCB"); one of four major state-owned banks in China. It is 85% owned by a government entity called Central Huijin Company, Limited. CCBC continue to operate its commercial banking business conducted by CCB. CCB's assets, liabilities, rights and obligations relatd to the commercial banking business are succeeded by CCBC.

- Name of the Company:	China Construction Bank Corporation（中国建設銀行股份有限公司）
- Chairman:	Zhang Enzhao
- Address:	25, Finance Street, Beijing, China
- Total Capital (Sep 2004):	194.23025 billion Chinese RMB (approximately 2,583.2 billion yen *[1])
- Total Assets (Dec 2003):	3,554.2 billion Chinese RMB (approximately 47,270.8 billion yen *[1])
- Number of Employees (Dec 2003):	275,029

*[1] 1 Chinese RMB = 13.3 yen

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Second Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Friday, September 17, 2004) --- Shinsei Bank, Limited (the "Bank") announced that at a meeting held today, its Board of Directors approved the second issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Commercial Code at the Annual General Meeting of Shareholders held on June 24, 2004. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	October 1, 2004
2.	Total number of Stock Acquisition Rights to be issued:	161 Stock Acquisition Rights. (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	161,000 Common shares of the Bank.
4.	Issue price of stock options:	Free of charge
5.	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on October 1, 2004
6.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on October 1, 2004
7.	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on October 1, 2004) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.
8.	Number of people to whom Stock Acquisition Rights are offered and their details:	3 employees of the Bank.

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders: May 28, 2004

(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004

(3) Exercise Period of Stock Acquisition Rights: From July 1, 2006 to June 23, 2014

Exhibit B-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank's President Appointed as Independent Director of China Construction Bank Corporation

Tokyo (Wednesday, September 22, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today that China Construction Bank Corporation ("CCBC") has appointed Shinsei Bank's Chairman, President and CEO Masamoto Yashiro as an Independent Director to the Board of CCBC, effective September 15, 2004.

Regarding this appointment, Mr. Yashiro commented, "I am honored to be asked to be an Independent Director of the Board of CCBC. The appointment indicates that Shinsei Bank's turnaround is highly regarded around the world. As an Independent Director, I hope to use my experience and knowledge to contribute to CCBC's reform and business development."

Reference: China Construction Bank Corporation ("CCBC")

CCBC was incorporated in September 2004 as a result of the organizational restructuring of what was formerly China Construction Bank ("CCB"); one of four major state-owned banks in China. It is 85% owned by a government entity called Central Huijin Company, Limited. CCBC continue to operate its commercial banking business conducted by CCB. CCB's assets, liabilities, rights and obligations relatd to the commercial banking business are succeeded by CCBC.

- Name of the Company:	China Construction Bank Corporation（中国建設銀行股份有限公司）
- Chairman:	Zhang Enzhao
- Address:	25, Finance Street, Beijing, China
- Total Capital (Sep 2004):	194.23025 billion Chinese RMB (approximately 2,583.2 billion yen *1)
- Total Assets (Dec 2003):	3,554.2 billion Chinese RMB (approximately 47,270.8 billion yen *1)
- Number of Employees (Dec 2003):	275,029

*1 1 Chinese RMB = 13.3 yen

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Extraordinary Report dated September 17, 2004

An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's second allocation of stock acquisition rights as stock options. The contents of the report are in the press release dated September 17, 2004 as attached hereto as Exhibit A-1.